SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                        --------------------------------

                                 SCHEDULE 13D/A
                                 Amendment No. 1
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                              Tutogen Medical, Inc.
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                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    90110710
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                                 (CUSIP Number)

                               David S. Wise, Esq.
                             Sulzer Medica USA Inc.
                        3 East Greenway Plaza, Suite 1600
                              Houston, Texas 77046
                            Telephone: (713) 561-6365
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 17, 2000
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             (Date of Event Which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), ss. 240.13d-1(f) or ss. 240.13d-1(g),
check the following box [ ].

-----------------------------                          -------------------------
   CUSIP No.   90110710               13D                 Page 2 of 36 Pages
             ------------                                     ---  ----
-----------------------------                          -------------------------

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1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person (Entities Only)

         Sulzer AG                                          98-0109623
--------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group    (a) [ ]
                                                             (b) [ ]

--------------------------------------------------------------------------------
3        SEC Use Only

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC
--------------------------------------------------------------------------------
5        Check Box if Disclosure of Legal Proceedings is Required Pursuant
         to Item 2(d) or 2(e).                                    [ ]

--------------------------------------------------------------------------------
6        Citizenship or Place of Organization

         Switzerland
--------------------------------------------------------------------------------
                       7      Sole Voting Power

                              0
                       ---------------------------------------------------------
      NUMBER OF        8      Shared Voting Power
       SHARES
    BENEFICIALLY              1,344,670 shares of Common Stock
      OWNED BY         ---------------------------------------------------------
        EACH           9      Sole Dispositive Power
      REPORTING
     PERSON WITH              0
                       ---------------------------------------------------------
                       10     Shared Dispositive Power

                              1,344,670 shares of Common Stock
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person

         1,344,670 shares of Common Stock
--------------------------------------------------------------------------------
12       Check box if the Aggregate Amount in Row (11) Excludes
         Certain Shares                                       [ ]

--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)

         9.6%
--------------------------------------------------------------------------------
14       Type of Reporting person

         CO
--------------------------------------------------------------------------------

-----------------------------                          -------------------------
   CUSIP No.   90110710               13D                 Page 3 of 36 Pages
             ------------                                     ---  ----
-----------------------------                          -------------------------

--------------------------------------------------------------------------------
1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person (Entities Only)

         Sulzer Medica Ltd.
--------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group    (a) [ ]
                                                             (b) [ ]

--------------------------------------------------------------------------------
3        SEC Use Only

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC
--------------------------------------------------------------------------------
5        Check Box if Disclosure of Legal Proceedings is Required Pursuant
         to Item 2(d) or 2(e).                                    [ ]

--------------------------------------------------------------------------------
6        Citizenship or Place of Organization

         Switzerland
--------------------------------------------------------------------------------
                       7      Sole Voting Power

                              0
                       ---------------------------------------------------------
      NUMBER OF        8      Shared Voting Power
       SHARES
    BENEFICIALLY              1,344,670 shares of Common Stock
      OWNED BY         ---------------------------------------------------------
        EACH           9      Sole Dispositive Power
      REPORTING
     PERSON WITH              0
                       ---------------------------------------------------------
                       10     Shared Dispositive Power

                              1,344,670 shares of Common Stock
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person

         1,344,670 shares of Common Stock
--------------------------------------------------------------------------------
12       Check box if the Aggregate Amount in Row (11) Excludes
         Certain Shares                                       [ ]

--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)

         9.6%
--------------------------------------------------------------------------------
14       Type of Reporting person

         CO
--------------------------------------------------------------------------------

-----------------------------                          -------------------------
   CUSIP No.   90110710               13D                 Page 4 of 36 Pages
             ------------                                     ---  ----
-----------------------------                          -------------------------

--------------------------------------------------------------------------------
1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person (Entities Only)

         Sulzer Medica USA Holding Co.                                13-3169695
--------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group    (a) [ ]
                                                             (b) [ ]

--------------------------------------------------------------------------------
3        SEC Use Only

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC
--------------------------------------------------------------------------------
5        Check Box if Disclosure of Legal Proceedings is Required Pursuant
         to Item 2(d) or 2(e).                                    [ ]

--------------------------------------------------------------------------------
6        Citizenship or Place of Organization

         Delaware
--------------------------------------------------------------------------------
                       7      Sole Voting Power

                              0
                       ---------------------------------------------------------
      NUMBER OF        8      Shared Voting Power
       SHARES
    BENEFICIALLY              1,344,670 shares of Common Stock
      OWNED BY         ---------------------------------------------------------
        EACH           9      Sole Dispositive Power
      REPORTING
     PERSON WITH              0
                       ---------------------------------------------------------
                       10     Shared Dispositive Power

                              1,344,670 shares of Common Stock
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person

         1,344,670 shares of Common Stock
--------------------------------------------------------------------------------
12       Check box if the Aggregate Amount in Row (11) Excludes
         Certain Shares                                       [ ]

--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)

         9.6%
--------------------------------------------------------------------------------
14       Type of Reporting person

         CO
--------------------------------------------------------------------------------

              This Amendment No. 1 (this "Amendment") amends the Statement on
Schedule 13D filed with the Securities and Exchange Commission by Sulzer AG, a corporation established under the laws of Switzerland, Sulzer Medica Ltd., a corporation established under the laws of Switzerland, and Sulzer Medica USA Holding Co., a corporation established under the laws of the State of Delaware (collectively herein referred to as the "Sulzer Entities") on November 13, 2000 (the "Schedule 13D"). This Amendment is filed with respect to the common stock, par value $0.01 (the "Common Stock"), of Tutogen Medical, Inc., a Florida corporation (the "Issuer") and is filed to reflect information required by Rule 13d-2 under the Securities and Exchange Act of 1934, as amended, with respect to the Common Stock. The capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration

              Item 3 is hereby supplemented and amended by the insertion of the following at the end thereof:

              "On November 17, 2000, Sulzer Medica USA Holding Co. and Thomas W. Pauken, in his capacity as liquidating trustee (the "Liquidating Trustee") of Capital Partners II, Ltd. Liquidating Trust, a liquidating trust (the "Trust"), entered in an agreement (the "Agreement") pursuant to which Sulzer Medica USA Holding Co. agreed to make a tender offer to acquire up to 21,627 Trust Units for a purchase price in cash of $1,387.12 for each Trust Unit, net to the seller in cash, upon the terms and subject to the conditions of the Agreement and the Offer. The Trust's assets include, among other things, 7,202,408 shares of Common Stock and warrants and options to purchase an additional 703,500 shares of Common Stock. It is expected that the funds necessary to complete the Agreement and the transactions contemplated thereby, including the Offer, will be provided by Sulzer Medica USA Holding Co. from its available cash."

Item 4.  Purpose of Transaction

              Item 4 of the Schedule 13D is hereby amended and restated as follows:

              "Sulzer Medica USA Holding Co. purchased the Common Stock and entered in the Agreement for the purpose of making a long-term investment in the Issuer and to complement the development of a commercial relationship with the Issuer. Other than to purchase an indirect interest in the Issuer pursuant to the Agreement or as described in Item 6 hereof, the Sulzer Entities have no present intention to acquire or dispose of any additional shares of Issuer."

Item 6. Contracts, Arrangements, Understanding of Relationships with Respect to Securities of the Issuer

              Item 6 is hereby supplemented and amended by the insertion of the following at the end thereof:

              "As described in Item 3, Sulzer Medica USA Holding Co. and the Liquidating Trustee entered in the Agreement pursuant to which Sulzer Medica USA Holding Co. agreed to make a tender offer to acquire up to 21,627 Trust Units (or 50% of the total number of Trust Units) for a purchase price in cash of $1,387.12 for each Trust Unit, net to the seller in cash, upon the terms and subject to the conditions of the Agreement and the Offer. The Trust's assets include, among other things, 7,202,408 shares of Common Stock and warrants and options to purchase an additional 703,500 shares of Common Stock.

              Under the Agreement, Sulzer Medica USA Holding Co. and the Liquidating Trustee have agreed that, until the termination of the Trust in accordance with the terms of the Trust Agreement, if the Liquidating Trustee receives a bona fide offer to purchase any of the Trust's shares of Common Stock, any other equity securities of the Issuer or any warrants, options or other securities exercisable for, or exchangeable or convertible into, Common Stock or other equity securities of the Issuer, Sulzer Medica USA Holding Co. shall have a right of first refusal to purchase such securities upon the terms set forth in the Agreement. In addition, Sulzer Medica USA Holding Co. and the Liquidating Trustee have agreed that, until the termination of the Trust in accordance with the terms of the Trust Agreement, if Sulzer Medica USA Holding Co. intends to purchase any shares of Common Stock, any other equity securities of the Issuer or any warrants, options or other securities exercisable for, or exchangeable or convertible into, Common Stock or other equity securities of the Issuer from any person other than the Trust, the Liquidating Trustee shall have a right of first offer to sell such securities to Sulzer Medica USA Holding Co. upon the terms set forth in the Agreement.

              Under the Agreement, Sulzer Medica USA Holding Co. also agreed, upon the written request of the Liquidating Trustee, to make available (or cause to be made available) to the Trust from time to time such funds in an aggregate principal amount equal to the exercise price of the Trust's options and warrants for shares of Common Stock or other equity security of the Issuer secured by such options, warrants and Common Stock and otherwise under the terms set forth in the Agreement."

Item 7.  Material to be Filed as Exhibits

              Item 7 is hereby amended to include the following exhibit, attached hereto:

              Exhibit 99.2 Agreement dated as of November 17, 2000 between Sulzer Medica USA Holding Co. and Thomas W. Pauken, in his capacity as liquidating trustee of Capital Partners II, Ltd. Liquidating Trust.

                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 20, 2000

                                      SULZER AG



                                      By:      /s/ Roman Beran
                                         ---------------------------------------
                                      Name:    Roman Beran
                                      Title:   Deputy Vice President and General
                                               Counsel, Head of Legal Department



                                      By:      /s/ Kurt Haegi
                                         ---------------------------------------
                                      Name:    Kurt Haegi
                                      Title:   Secretary General



                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 20, 2000

                                      SULZER MEDICA LTD.



                                      By:      /s/ Andre P. Buchel
                                         ---------------------------------------
                                      Name:    Andre P. Buchel
                                      Title:   Chief Executive Officer


                                      By:      /s/ Vanessa Oelz
                                         ---------------------------------------
                                      Name:    Vanessa Oelz
                                      Title:   Secretary General

                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 20, 2000

                                      SULZER MEDICA USA HOLDING CO.



                                      By:      /s/ David S. Wise
                                         ---------------------------------------
                                      Name:    David S. Wise
                                      Title:   Secretary